Exhibit 99.1



News Release

FOR IMMEDIATE RELEASE

CONTACT: Tom Pearson
(610) 407-9260

Kathy Lawton
(617) 621-2345

ARIAD ANNOUNCES NEW CLINICAL-SCALE PRODUCTION METHODS
FOR ITS GRAFT-VS-HOST DISEASE PRODUCT CANDIDATE

Patients Undergoing Bone Marrow and Stem Cell Transplants For Cancer Targeted

Cambridge, MA, September 5, 2002 -- ARIAD Pharmaceuticals, Inc. (Nasdaq: ARIA) today announced development of new clinical-scale methods for producing large numbers of therapeutic engineered donor T cells – an important milestone in the phase 2 development of the Company's product candidate to treat graft-vs-host disease. The work was conducted by a collaborative team of scientists from the Fred Hutchinson Cancer Research Center, Seattle and ARIAD and is described, for the first time, in a paper published in the journal *Blood*.

This advance achieves several important product development objectives. The production method can be conducted in specialized facilities within hospitals performing bone marrow and stem cell transplants, run at clinical scale and partially automated. In separate preclinical studies, highly purified donor T cells obtained with this process retain normal immune, anti-infective, and anti-cancer activity, cellular viability, and lack of toxicity – comparable to unmodified T cells. In addition, the engineered cells can be potently and rapidly eliminated by administration of ARIAD's small-molecule drug, AP1903.

"This study from one of the leading transplant centers provides compelling support for the development of our T cell immunotherapy product candidate to treat graft-vs-host disease. The findings reflect the great care that has been taken in designing clinically relevant systems that yield highly functional immune cells for therapeutic use. The newly developed cell-processing methods will enable us to advance our phase 2 development program," said Harvey J. Berger, M.D., chairman and chief executive officer of ARIAD.

Graft-vs-host disease occurs when donor T cells, given after certain types of bone marrow or stem cell transplants to augment the patient's immune system, attack the patient's own tissues, which contributes to the morbidity and mortality of the transplant. Many patients who could benefit from such transplants, especially those with advanced-stage cancer, cannot receive this potentially curative therapy because of the risk of developing life-threatening graft-vs-host disease.

The paper by Berger, C., *et al*, entitled "CD28 costimulation and immunoaffinity-based selection efficiently generate primary gene-modified T cells for adoptive immunotherapy," was carried out in the laboratories of Stan Riddell, M.D. and Shelly Heimfeld, Ph.D. and appears in the online issue of *Blood* which is accessible at the journal's website (http://www.bloodjournal.org/).

ARIAD is engaged in the discovery and development of breakthrough medicines that regulate cell signaling with small molecules. The Company's development pipeline includes: a drug candidate that controls cell proliferation and nutrient uptake by tumors to treat cancer; a bone-targeted drug candidate to treat the complications of cancer that has spread to bone; a regulated protein therapy product candidate to treat anemia in which the production of erythropoietin is controlled *in vivo* using an orally administered drug; a T cell immunotherapy product candidate in which a non-immunosuppressive drug may be used to treat graft-vs-host disease following donor bone marrow transplantation – a therapy for cancer and other immune and blood diseases; and dual-action drug candidates that block bone resorption and stimulate bone formation to treat osteoporosis. ARIAD also has an exclusive license to pioneering technology related to the discovery, development, and use of drugs that modulate the NF-κB pathway, which has been implicated in many major diseases.

Additional information about ARIAD can be found on the web at http://www.ariad.com.

Some of the matters discussed herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are identified by the use of words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such statements are based on management's current expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding the Company's ability to conduct preclinical and clinical studies of its product candidates and the results of such studies, regulatory oversight, intellectual property claims, the timing, scope, cost and outcome of legal proceedings, future capital needs, key employees, dependence on the Company's collaborators and manufacturers, markets, economic conditions, products, services, prices, reimbursement rates, competition and other risks detailed in the Company's public filings with the Securities and Exchange Commission, including ARIAD's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The information contained in this document is believed to be current as of the date of original issue. The Company does not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in the Company's expectations, except as required by law.

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